[Macquarie CNL Global Income Trust, Inc. Letterhead]

April 16, 2010

VIA EDGAR and FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention: Ms. Karen J. Garnett

Re:	Macquarie CNL Global Income Trust, Inc.

Registration Statement on Form S-11, as amended

File No. 333-158478

Dear Ms. Garnett:

In accordance with Rule 461 under the Securities Act of 1933, Macquarie CNL Global Income Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 5:00 P.M. (EDT) on April 16, 2010 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Ms. Karen Garnett

April 16, 2010

________________________________

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Peter E. Reinert, Esq. at 407-418-6291 of Lowndes, Drosdick, Doster, Kantor & Reed, P.A., counsel to the Company, with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours, Macquarie CNL Global Income Trust, Inc.

By:	/s/ Steven D. Shackelford
Name:	Steven D. Shackelford
Title:	Chief Financial Officer, Chief Accounting Officer and Secretary